SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Resolutions – Extraordinary General Assembly of Conciliation

Rio de Janeiro, April 29, 2025 Centrais Elétricas Brasileiras S.A. – Eletrobras informs that the shareholders present at the Extraordinary General Meeting held on this date, at 1:00 PM, have resolved to:

1.        Approve, by majority:

(i)	The Conciliation Agreement No. 07/2025/CCAF/CGU/AGUGVDM entered into between the Union and the Company on March 26, 2025, aimed at settling the Direct Action of Unconstitutionality No. 7,385, pending before the Supreme Federal Court, in accordance with Annex I to the Administration’s Proposal; and
(ii)	The statutory reform resulting from the Conciliation Agreement, whose effectiveness is conditioned on the approval of the Conciliation Agreement by the Supreme Federal Court and other necessary regulatory approvals, as well as the following amendments to the Company’s Bylaws:
1.1.	Inclusion of new Articles 20 to 25 to establish new governance rules applicable to the Federal Union, as provided for in the Conciliation Agreement;
1.2.	Amendment to: (i) the main section and the first paragraph of the current Article 28, to be renumbered as Article 34; and (ii) the second paragraph of the current Article 43, to be renumbered as Article 49, to provide for the new method of election for the Board of Directors and the Fiscal Council, as stipulated in the Conciliation Agreement; and
1.3.	Inclusion of a new temporary provision in Article 61 to establish that the effectiveness of the statutory amendments approved at the General Shareholders Meeting will be contingent upon the ratification of the Conciliation Agreement by the Supreme Federal Court, with immediate effects regarding the 2025 Ordinary General Shareholders Meeting, including the consequences in case such ratification does not occur, as provided for in its sole paragraph.

2.        Approve, by majority, the consolidation of the Company's Bylaws, considering all amendments approved by the shareholders at the meeting, including adjustments to renumbering, the use of defined terms, and cross-references applicable to the provisions of the Bylaws due to the inclusion or exclusion of provisions.

Finally, it was recorded that, on April 23, 2025, ANEEL issued Order No. 1,247, through which this agency informed its consent regarding the amendment to the Company's Bylaws, as per items 1 and 2 of the Agenda of the General Shareholders Meeting.

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.